UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Reports Fourth Quarter and Full Year Results

4Q18 Net Income of R$302.8 million, up 60.6% compared to 4Q17, or 71.5% after non-GAAP adjustments to 4Q18. 4Q18 non-GAAP Net Income of R$323.4 million.

Full year Net Income of R$910.4 million, up 90.1% compared to 2017, or 123.0% after non-GAAP adjustments to 2018. 2018 non-GAAP Net Income of R$1,067.7 million.

São Paulo, February 21, 2019 – PagSeguro Digital Ltd. (“PagSeguro” or “we”) announced today its fourth quarter and full year results for the period ended December 31, 2018. Our consolidated financial statements are presented in Reais (R$) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Fourth Quarter 2018 Financial & Operational Highlights:

•	R$24.6 billion in total payment volume (TPV), up 80.7% compared with 4Q17;

•	308 thousand net new active merchants;

•	Average spending per active merchant of R$6.2 thousand, up 19.0% compared with 4Q17;

•	R$302.8 million in net income, up 60.6% compared with 4Q17, or R$323.4 million after non-GAAP adjustments to 4Q18 up 71.5% compared with 4Q17;

•	Net Margin of 23.9%, up 1.2 percentage points compared with 4Q17, or up 2.8 percentage points after non-GAAP adjustments to 4Q18;

•	Non-GAAP Net Margin of 25.5% in 4Q18;

•	R$1,267.5 million in total net revenue*, up 52.5% compared to 4Q17 or R$1,267.6 million after non-GAAP adjustments to 4Q18 up 52.5% compared with 4Q17;

Full Year 2018 Financial & Operational Highlights:

•	R$76.1 billion in total payment volume (TPV), up 97.9% compared with 2017;

•	Active merchants in the last 12 months at close of period of 4.1 million, up 48.2% compared with 2017, growth of 1.3 million net new merchants;

•	Average spending per active merchant of R$22.0 thousand, up 20.0% compared with 2017;

•	R$910.4 million in net income, up 90.1% compared with 2017, or R$1,067.7 million after non-GAAP adjustments to 2018 up 123.0% compared with 2017;

•	Net Margin of 21.0%, up 2.0 percentage points compared with 2017, or up 6.4 percentage points after non-GAAP adjustments to 2018;

•	Non-GAAP Net Margin of 25.4% in 2018;

•	R$4,334.7 million in total net revenue*, up 71.8% compared to 2017 or R$4,203.4 million after non-GAAP adjustments to 2018 up 66.6% compared with 2017;

4Q18 and Full Year Earnings Release

	At and for the Three Months Ended December 31,			At and for the Year Ended December 31,
Main Operational and Financial Indicators (R$ millions, except otherwise indicated)	2018	2017	Var.%	2018	2017	Var.%
TPV	24,649.7	13,641.1	80.7%	76,141.8	38,476.8	97.9%
Active Merchants (last 12 months) – (millions)	4.1	2.8	48.2%	4.1	2.8	48.2%

Total Net Revenue*	1,267.5	831.0	52.5%	4,334.7	2,523.4	71.8%
Net Income	302.8	188.5	60.6%	910.4	478.8	90.1%

Net Margin (%)	23.9%	22.7%	1.2 pp	21.0%	19.0%	2.0pp

Basic earnings per common share (EPS)**—(R$)	0.9521	0.7189		2.8625	1.8254
Diluted earnings per common share (EPS)—(R$)	0.9507	0.7189		2.8582	1.8254

Non-GAAP Main Financial Indicators (R$ millions, except otherwise indicated)	At and for the Three Months Ended December 31, 2018	At and for the Year Ended December 31, 2018
Non-GAAP Total Net Revenue*	1,267.6	4,203.4
Non-GAAP Net Income	323.4	1,067.7

Non-GAAP Net Margin (%)	25.5%	25.4%

Non-GAAP Basic earnings per common share (EPS)**—(R$)	1.0168	3.3578
Non-GAAP Diluted earnings per common share (EPS)—(R$)	1.0153	3.3527

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see the last page of this earnings release.

*	Total revenue and income.
**	Weighted average number of common shares of 262.3 million in 2017 and 317.6 million in 2018.

4Q18 and Full Year Earnings Release

Financial Discussion:

I—Statement of Income

Non-GAAP disclosure

This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Our non-GAAP results consist of our GAAP results as adjusted to exclude the following items:

Stock-based compensation expenses and related employer payroll taxes: This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.

Foreign exchange gain on follow-on offering proceeds: This consists of financial income related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual gain.

Tax related to remittance of follow-on offering proceeds (IOF tax): This relates to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on offering primary share proceeds from our non-GAAP measures primarily because it is an unusual expense.

Income tax and social contribution on non-GAAP adjustments: This represents the income tax effect related to the non-GAAP adjustments mentioned above, except the Foreign exchange gain on follow-on offering proceeds.

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see “Reconciliation of Revenue and Income to non-GAAP Revenue and Income,” “Reconciliation of Expenses to non-GAAP Expenses,” “Reconciliation of Income Tax and Social Contribution to non-GAAP Income Tax and Social Contribution,” “Reconciliation of Net Income to non-GAAP Net Income,” “Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to non-GAAP Measures.”

4Q18 and Full Year Earnings Release

Total revenue and income

Our Total revenue and income amounted to R$1,267.5 million in the three months ended December 31, 2018, an increase of 52.5%, or 52.5% after non-GAAP adjustments to the three months ended December 31, 2018 from R$831.0 million in the three months ended December 31, 2017.

Our non-GAAP Total revenue and income amounted to R$1,267.6 million in the three months ended December 31, 2018. For a reconciliation of our non-GAAP Total revenue and income to our Total revenue and income, see the last page of this earnings release.

Net revenue from transaction activities and other services

Our Gross revenue from transaction activities and other services in the three months ended December 31, 2018 amounted to R$828.3 million, an increase of R$336.4 million, or 68.4%, from R$491.9 million in the three months ended December 31, 2017. This increase was principally due to a continued increase in our active merchant base and TPV.

Our Gross revenue from transaction activities and other services during the three months ended December 31, 2018 increased by a lesser percentage than our TPV, which increased to R$24.6 billion from R$13.6 billion in the three months ended December 31, 2017. This difference in the growth rate was driven by the mix of debit and credit card payments processed containing a higher percentage of debit card payments and within the credit card payments processed, a lower percentage of credit card transactions made in installments.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$118.2 million in the three months ended December 31, 2018, or 14.3% of our Gross revenue from transaction activities and other services for the quarter. In the three months ended December 31, 2017, Deductions from gross revenue from transaction activities and other services totaled R$58.9 million, or 12.0% of our Gross revenue from transaction activities and other services for the quarter. The increase in these Deductions as a percentage of our Gross revenues from transaction activities and other services is due to the repeal of the law that charges ISS based on the municipality where the POS device is used. Since the repeal of this law is being contested, we are currently making judicial deposits for the full tax rate regarding sales made within the São Paulo municipality and recognizing a provision for the difference charged by other municipalities.

As a result, our Net revenue from transaction activities and other services in the three months ended December 31, 2018 amounted to R$710.1 million, an increase of R$277.1 million, or 64.0%, from R$433.0 million in the three months ended December 31, 2017.

Net revenue from sales

Our Gross revenue from sales in the three months ended December 31, 2018 amounted to R$130.9 million, a decrease of R$22.0 million, or 14.4%, from R$152.9 million in the three months ended December 31, 2017. This decrease was principally due to higher discounts promoted on Black Friday and during the holiday season as well as a different POS devices sales mix in the three months ended December 31, 2018 when compared to the three months ended December 31, 2017.

Our Deductions from gross revenue from sales in the three months ended December 31, 2018 amounted to R$34.3 million, or 26.2% of our Gross revenues from sales for the period. In the three months ended December 31, 2017, these Deductions totaled R$42.5 million, or 27.8% of Gross revenues from sales for the period. The small decrease in these Deductions as a percentage of our Gross revenues from sales is due to a change in the mix of Brazilian states in which we sold POS devices, since ICMS is levied by each state at a different rate.

As a result, our Net revenue from sales in the three months ended December 31, 2018 amounted to R$96.6 million, a decrease of R$13.8 million, or 12.5%, from R$110.4 million in the three months ended December 31, 2017.

4Q18 and Full Year Earnings Release

Financial income

Our Financial income, which represents the volume of the discount fees we withhold from TPV in the early payment of receivables feature that we offer merchants, amounted to R$419.8 million in the three months ended December 31, 2018, an increase of R$136.8 million, or 48.3% from R$283.0 million in the three months ended December 31, 2017. The growth in this activity compared to the three months ended December 31, 2017 was driven by growth in our TPV.

Other financial income

Our Other financial income amounted to R$41.0 million in the three months ended December 31, 2018, an increase of R$36.4 million from R$4.6 million in the three months ended December 31, 2017. This increase was due to income from short-term investments, which increased significantly due to our IPO and follow-on offering proceeds.

Our non-GAAP Other financial income, which excludes a foreign exchange loss of R$0.1 million, amounted to R$41.1 million in the three months ended December 31, 2018. For a reconciliation of our non-GAAP Other financial income to our Other financial income, see the last page of this earnings release.

Expenses

Our total expenses amounted to R$846.1 million in the three months ended December 31, 2018, an increase of R$285.3 million, or 50.9%, or an increase of 45.3% after non-GAAP adjustments to the three months ended December 31, 2018, from R$560.8 million in the three months ended December 31, 2017.

As a percentage of our Total revenue and income, our total expenses in the three months ended December 31, 2018 increased by 0.7 percentage points, to 67.5% in the three months ended December 31, 2018 from 66.8% in the three months ended December 31, 2017.

Our non-GAAP total expenses amounted to R$815.1 million in the three months ended December 31, 2018 due to the exclusion of the LTIP expenses in the amount of R$31.0 million. As a percentage of our non-GAAP Total revenue and income, our non-GAAP total expenses in the three months ended December 31, 2018 was 64.3% as we continue to leverage our costs and expenses.

Reconciliation of Expenses to non-GAAP Expenses (R$ millions):	At and for the three months ended December 31, 2018
Expenses	(846.1)

(-) Share-based long-term incentive plan (LTIP) [1]	31.0

Non-GAAP Expenses	(815.1)

[1]

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended December 31, 2018, the amount of R$31.0 million is mainly composed by the recurrent quarterly provision.

4Q18 and Full Year Earnings Release

Cost of sales and services

Our Cost of sales and services amounted to R$666.5 million in the three months ended December 31, 2018, an increase of R$260.5 million, or 64.2%, from R$406.0 million in the three months ended December 31, 2017. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales, our Cost of sales and services posted an increase of 7.9 percentage points, to 82.6% in the three months ended December 31, 2018 from 74.7% in the three months ended December 31, 2017.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Net revenue from transaction activities and other services, decreased to 63.6% in the three months ended December 31, 2018 from 68.2% in the three months ended December 31, 2017, due to the mix of debit and credit card payments processed containing a higher percentage of debit card payments and lower interchange fee expenses. Our Cost of sales, expressed as a percentage of our Net revenue from sales, increased to 222.6% in the three months ended December 31, 2018 from 100.2% in the three months ended December 31, 2017 due to hardware price promotional activity, particularly on Black Friday and during the holiday season.

For the three months ended December 31, 2018, our non-GAAP Cost of sales and services amounted to R$666.0 million, reflecting the exclusion of the LTIP adjustment of R$0.5 million. For a reconciliation of our non-GAAP Cost of sales and services to our Cost of sales and services, see the last page of this earnings release.

Selling expenses

Our Selling expenses amounted to R$83.1 million in the three months ended December 31, 2018, an increase of R$21.4 million, or 34.7%, from R$61.7 million in the three months ended December 31, 2017. As a percentage of our Total revenue and income, our Selling expenses decreased by 0.8 percentage points, to 6.6% in the three months ended December 31, 2018 from 7.4% in the three months ended December 31, 2017, as we continue to leverage our selling expenses base as our TPV has increased.

For the three months ended December 31, 2018, our non-GAAP Selling expenses amounted to R$82.8 million, reflecting the exclusion of the LTIP adjustment of R$0.3 million. For a reconciliation of our non-GAAP Selling expenses to our Selling expenses, see the last page of this earnings release.

Administrative expenses

Our Administrative expenses amounted to R$89.0 million in the three months ended December 31, 2018, an increase of R$43.6 million, or 96.0%, from R$45.4 million in the three months ended December 31, 2017. This increase in the three months ended December 31, 2018 was mainly due to the Share based long-term incentive plan (LTIP) expense, which amounted to R$30.2 million. As a percentage of our Total revenue and income, our Administrative expenses increased by 1.5 percentage points, to 7.0% in the three months ended December 31, 2018 from 5.5% in the three months ended December 31, 2017.

For the three months ended December 31, 2018 our non-GAAP Administrative expenses amounted to R$58.8 million, which excludes the LTIP adjustment of R$30.2 million. Our non-GAAP Administrative expenses represented 4.6% of the total of our non-GAAP Net revenue and income for the three months ended December 31, 2018. For a reconciliation of our non-GAAP Administrative expenses to our Administrative expenses, see the last page of this earnings release.

Financial expenses

Our Financial expenses amounted to R$4.7 million in the three months ended December 31, 2018, a decrease of R$36.1 million, or 88.5%, from expenses of R$40.8 million in the three months ended December 31, 2017. Expressed as a percentage of our Financial income, our Financial expenses represented 1.1% in the three months ended December 31, 2018 and 14.4% in the three months ended December 31, 2017. This decrease was driven by the use of our IPO proceeds to fund our early payment feature for merchants instead of obtaining early payment receivables from issuing banks.

4Q18 and Full Year Earnings Release

Other (expenses) income, net

Our Other (expenses) income, net recorded an expense of R$2.8 million in the three months ended December 31, 2018 and an expense of R$6.9 million in the three months ended December 31, 2017. In the three months ended December 30, 2018, this net amount related to civil litigation proceedings expenses.

Profit before income taxes

Our Profit before income taxes amounted to R$421.4 million in the three months ended December 31, 2018, an increase of R$151.2 million, or 56.0%, or an increase of 67.5% after non-GAAP adjustments to the three months ended December 31, 2018, from R$270.2 million in the three months ended December 31, 2017.

Our non-GAAP Profit before income taxes amounted to R$452.5 million in the three months ended December 31, 2018. This increase was due to significant growth in our Total revenue and income, driven by growth in active merchants and TPV. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see the last page of this earnings release.

Income tax and social contribution

Income tax and social contribution amounted to an expense of R$118.6 million in the three months ended December 31, 2018, an increase of R$36.9 million from R$81.7 million in the three months ended December 31, 2017. This item consists of current income tax and social contribution and deferred income tax and social contribution.

Our effective tax rate decreased by 2.1 percentage points, to 28.1% in the three months ended December 31, 2018 from 30.2% in the three months ended December 31, 2017. This decrease relates to increasing tax benefits under the Lei do Bem.

The Technological Innovation Law (Lei do Bem) reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.

Our non-GAAP income tax and social contribution expense for the three months ended December 31, 2018 amounted to R$129.1 million. Non-GAAP effective tax rate for the three months ended December 31, 2018 was 28.5%.

Reconciliation of Income Tax and Social Contribution to non-GAAP Income Tax and Social Contribution (R$ millions):	At and for the three months ended December 31, 2018
Income tax and social contribution	(118.6)

(-) Income tax and social contribution on non-GAAP adjustments [1]	(10.5)

Non-GAAP Income tax and social contribution	(129.1)

[1]	Income tax and social contribution on non-GAAP adjustments: the amount of R$10.5 million consists of income tax at the rate of 34% calculated on the non-GAAP adjustments.

4Q18 and Full Year Earnings Release

Net income for the period

Our Net income for the period in the three months ended December 31, 2018 amounted to R$302.8 million, an increase of R$114.3 million, or 60.6%, or an increase of 71.5% after non-GAAP adjustments to the three months ended December 31, 2018, from R$188.5 million in the three months ended December 31, 2017.

As a percentage of our Total revenue and income, our Net income for the period increase by 1.2 percentage points, to 23.9% in the three months ended December 31, 2018 compared with 22.7% in the three months ended December 31, 2017. Our non-GAAP Net income for the three months ended December 31, 2018 amounted to R$323.4 million, reflecting the sum of the non-GAAP adjustments described below.

Reconciliation of Net Income to non-GAAP Net Income (R$ millions):	At and for the three months ended December 31, 2018
Net Income	302.8

Foreign exchange gain on follow-on proceeds [1]	0.1
Share-based long-term incentive plan (LTIP) [2]	31.0
Income tax on non-GAAP adjustments [3]	(10.5)

Total non-GAAP net income adjustments	20.6

Non-GAAP Net Income	323.4

[1]

Foreign exchange gain on follow-on offering proceeds: financial expense of R$0.1 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual expense.

[2]

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended December 31, 2018, the amount of R$31.0 million is mainly composed by the recurrent quarterly provision.

[3]	Income tax and social contribution on non-GAAP adjustments: the amount of R$10.5 million consists of income tax at the rate of 34% calculated on the non-GAAP adjustments.

4Q18 and Full Year Earnings Release

II—Cash Flow

Our cash and cash equivalents at the beginning of the year ended December 31, 2018 amounted to R$66.8 million.

Our Profit before income taxes in the year ended December 31, 2018 was R$1,217.6 million.

The adjustments for revenue, income and expenses recorded in our statement of income in the year ended December 31, 2018 but which did not affect our cash flows totaled the positive amount of R$454.8 million, mainly due to R$264.2 million of Share-based long-term incentive plan (LTIP) expenses, R$71.5 million in Chargebacks and R$95.4 million of Depreciation and amortization recorded in our statement of income. Share based long-term incentive plan (LTIP) relates to expenses for equity awards under our LTIP. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due to fraud.

The adjustments for changes in our operating assets and liabilities in the year ended December 31, 2018 amounted to a negative cash flow of R$3,626.7 million:

•

Our Note receivables item, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the note receivables owed to us by card issuers, consists of the difference between the opening and closing balances of the Note receivables item of Current Assets on our balance sheet (R$8,104.7 million at December 31, 2018 versus R$3,522.3 million at year-end 2017) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Note receivables represented a negative cash flow of R$5,048.5 million in the year ended December 31, 2018. From the R$5,048.5 million of negative cash flow, R$1,737.5 million was from note receivables for which we received early payment from issuing banks as of December 31, 2017 and which were subsequently repaid during 2018 with our IPO primary share proceeds. We do not expect this line item to have any further impact on our cash flow in 2019. The remaining R$3,310.9 million negative cash flow is related to TPV growth in the year ended December 31, 2018.

•

Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$4,324.2 million at December 31, 2018 versus R$3,080.6 million at year-end 2017). Payables to third parties represented positive cash flow of R$1,243.6 million in the year ended December 31, 2018.

•

Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Receivables from related parties item (e.g., UOL and UOL Diveo) of Current Assets on our balance sheet (no balance at December 31, 2018 versus R$124.7 million at year-end 2017) offset by the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$30.8 million at December 31, 2018 versus R$39.1 million at year-end 2017), which represented movements in our treasury cash position with UOL prior to the completion of our IPO. Receivables from (payables to) related parties represented positive cash flow of R$112.8 million in the year ended December 31, 2018. Our cash management has been separated from UOL’s cash management starting from the date of completion of our IPO, and all such balances were repaid by UOL.

4Q18 and Full Year Earnings Release

•

Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented negative cash flow of R$47.0 million in the year ended December 31, 2018.

•

Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at the end of the year, principally because they related to the final month of the year. This item represented positive cash flow of R$39.3 million in the year ended December 31, 2018.

•	Our Taxes and contributions item represents sales taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$31.8 million in the year ended December 31, 2018.

Since our statement of cash flows begins with our Profit before income taxes, it also adjusts for cash amounts paid in respect of our income tax and social contribution, which totaled R$203.6 million in the year ended December 31, 2018. Our statement of cash flows also adjusts for interest income received in cash, which represented a positive cash flow of R$394.6 million in the year ended December 31, 2018. Our cash flows in the year ended December 31, 2018 show no amount adjusted for interest paid.

As a result of the above, our Net Cash used in operating activities in the year ended December 31, 2018 totaled R$1,763.2 million, of which R$1,737.5 million was from note receivables for which we received early payment from issuing banks as of December 31, 2017 and which were subsequently repaid during 2018 with our IPO primary share proceeds. Disregarding the impact from note receivables for which we received early payment our Net cash used in operating activities would have been R$25.7 million.

Our Cash flows provided by investing activities in the year ended December 31, 2018 totaled R$44.3 million. This amount consisted of R$211.1 million in redemptions of financial investments, representing total cash that we withdrew during the year. We also invested R$192.0 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets.

Our Cash flows provided by financing activities in the year ended December 31, 2018 totaled R$4,503.8 million, consisting of R$4,717.9 million representing our IPO and follow-on offering primary share proceeds, less R$189.9 million representing transaction costs, both of which related to our IPO and follow-on offering. During 2018 we also repurchased R$39.5 million in Class A common shares according to our share repurchase plan.

After accounting for the total increase in Cash and cash equivalents of R$2,696.3 million discussed above, our Cash and cash equivalents at December 31, 2018 amounted to R$2,763.1 million.

4Q18 and Full Year Earnings Release

Earnings webcast

PagSeguro (NYSE: PAGS) will host a conference call and earnings webcast on February 21, 2019, at 5:30 PM ET. The conference dial-in in the US and International is 1-800-492-3904 or +1 646 828-8246. The dial-in for connections in Brazil is +55 11 3193-1001 or +55 11 2820-4001. The Conference ID is PagSeguro.

To listen to a live webcast, please visit PagSeguro’s IR website at investors.pagseguro.com. A replay will be available on the same website.

About PagSeguro:

PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on micro-merchants, small companies and medium-sized companies in Brazil. PagSeguro Digital’s business model covers all of the following five pillars:

•	Multiple digital payment solutions;

•	In-person payments via point-of-sale (POS) devices that PagSeguro Digital sell to merchants;

•	Free digital accounts;

•	Issuer of prepaid cards to clients for spending or withdrawing account balances; and

•	Operating as an acquirer.

PagSeguro Digital is an UOL Group Company that provides an easy, safe and hassle-free way of accepting payments, where its clients can transact and manage their cash, without the need to open a bank account. PagSeguro Digital’s end-to-end digital ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro Digital’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers. For more information visit http://investors.pagseguro.com

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

André Cazotto, +55 (11) 3914-9403

ir@pagseguro.com

investors.pagseguro.com

4Q18 and Full Year Earnings Release

QUARTERLY CONDENSED CONSOLIDATED STATEMENTS OF INCOME—UNAUDITED

	Three months ended December 31 ,2018	Three months ended December 31 ,2017%
	(Amounts expressed in R$ millions)
Net revenue from transaction activities and other services	710.1	433.0	64.0%
Net revenue from sales	96.6	110.4	(12.5%)
Financial income	419.8	283.0	48.3%
Other financial income	41.0	4.6	791.3%

Total revenue and income	1,267.5	831.0	52.5%
Cost of sales and services	(666.5)	(406.0)	64.2%
Selling expenses	(83.1)	(61.7)	34.7%
Administrative expenses	(89.0)	(45.4)	96.0%
Financial expenses	(4.7)	(40.8)	(88.5%)
Other expenses, net	(2.8)	(6.9)	(59.5%)

PROFIT BEFORE INCOME TAXES	421.4	270.2	56.0%
Current income tax and social contribution	(20.6)	(90.9)	(77.3%)
Deferred income tax and social contribution result	(98.0)	9.2	(1,165.2%)

INCOME TAX AND SOCIAL CONTRIBUTION	(118.6)	(81.7)	45.2%

NET INCOME FOR THE PERIOD	302.8	188.5	60.6%

Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS

	Three months ended December 31 ,2018	Three months ended December 31 ,2017
	(Amounts expressed in R$ millions, except share quantities and amounts per share)
Net income attributable to:
Owners of the Company	302.4	188.9
Non-controlling interests	0.4	(0.4)
Weighted average number of outstanding common shares	317,647,562	262,288,607
Weighted average number of common shares diluted	318,126,671	262,288,607
Basic earnings per common share—R$	0.9521	0.7189
Diluted earnings per common share—R$	0.9507	0.7189

Non-GAAP Net income	323.4	—
Weighted average number of outstanding common shares	317,647,562	262,288,607
Weighted average number of common shares diluted	318,126,671	262,288,607
Non-GAAP Basic earnings per common share—R$	1.0168	—
Non-GAAP Diluted earnings per common share—R$	1.0153	—

4Q18 and Full Year Earnings Release

FULL YEAR CONSOLIDATED STATEMENTS OF INCOME—AUDITED

	Year End 2018	Year End 2017%
	(Amounts expressed in R$ millions)
Net revenue from transaction activities and other services	2,267.1	1,224.3	85.2%
Net revenue from sales	374.6	471.9	(20.6%)
Financial income	1,414.5	818.6	72.8%
Other financial income	278.5	8.6	3138.4%

Total revenue and income	4,334.7	2,523.4	71.8%
Cost of sales and services	(2,144.7)	(1,324.4)	61.9%
Selling expenses	(351.4)	(245.8)	43.0%
Administrative expenses	(581.7)	(153.2)	279.7%
Financial expenses	(31.2)	(104.5)	(70.1%)
Other expenses, net	(8.1)	(12.0)	(32.5%)

PROFIT BEFORE INCOME TAXES	1,217.6	683.5	78.1%
Current income tax and social contribution	(180.9)	(215.0)	(15.9%)
Deferred income tax and social contribution result	(126.3)	10.3	(1,326.2%)

INCOME TAX AND SOCIAL CONTRIBUTION	(307.2)	(204.7)	50.1%

NET INCOME FOR THE YEAR	910.4	478.8	90.1%

Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS

	Year End 2018	Year End 2017
	(Amounts expressed in R$ millions, except share quantities and amounts per share)
Net income attributable to:
Owners of the Company	909.3	478.8
Non-controlling interests	1.1	0.0
Weighted average number of outstanding common shares	317,647,562	262,288,607
Weighted average number of common shares diluted	318,126,671	262,288,607
Basic earnings per common share—R$	2.8625	1.8254
Diluted earnings per common share—R$	2.8582	1.8254

Non-GAAP Net income	1,067.7	—
Weighted average number of outstanding common shares	317,647,562	262,288,607
Weighted average number of common shares diluted	318,126,671	262,288,607
Non-GAAP Basic earnings per common share—R$	3.3578	—
Non-GAAP Diluted earnings per common share—R$	3.3527	—

4Q18 and Full Year Earnings Release

CONSOLIDATED BALANCE SHEETS—AUDITED

	Year End 2018	Year End 2017
	(Amounts expressed in R$ thousands)
Cash and cash equivalents	2,763,050	66,767
Financial investments	—	210,103
Note receivables	8,104,679	3,522,349
Receivables from related parties	—	124,723
Inventories	88,551	61,609
Taxes recoverable	65,653	14,446
Other receivables	20,148	27,956

Total current assets	11,042,081	4,027,953

Judicial deposits	1,511	872
Prepaid expenses	968	160
Deferred income tax and social contribution	—	37,015
Property and equipment	67,104	10,889
Intangible assets	305,614	158,868

Total non-current assets	375,197	207,804

TOTAL ASSETS	11,417,278	4,235,757

Payables to third parties	4,324,198	3,080,569
Trade payables	165,246	92,444
Payables to related parties	30,797	39,101
Salaries and social charges	73,936	34,269
Taxes and contributions	80,093	52,064
Provision for contingencies	7,004	4,648
Other payables	29,501	15,872

Total current liabilities	4,710,775	3,318,967

Deferred income tax and social contribution	132,125	42,809
Other payables	—	3,590

Total non-current liabilities	132,125	46,399

Share capital	26	524,577
Legal reserve	—	30,216
Capital reserve	5,688,134	—
Equity valuation adjustments	(7,325)	55
Profit retention reserve	909,267	312,047
Treasury shares	(39,532)

	6,550,570	866,895

Non-controlling interests	23,806	3,496

Total equity	6,574,376	870,391

TOTAL LIABILITIES AND EQUITY	11,417,278	4,235,757

4Q18 and Full Year Earnings Release

CONSOLIDATED CASH FLOWS STATEMENTS—AUDITED

	Year End 2018	Year End 2017
	(Amounts expressed in R$ thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,217,623	683,504
Expenses (revenues) not affecting cash:
Depreciation and amortization	95,363	51,571
Loss on sale of property	—	49
Chargebacks	71,491	47,854
Accrual of provision for contingencies	3,745	3,538
Share based long term incentive plan (LTIP)	264,179	—
Inventory provisions	20,070	—
Other financial cost, net	1	660
Changes in operating assets and liabilities
Note receivables	(5,048,464)	(2,060,875)
Changes in receivables subject to early payment	(1,737,545)	1,161,430
Changes in receivables not subject to early payment	(3,310,919)	(3,222,305)
Inventories	(47,012)	(40,586)
Taxes recoverable	(22,936)	8,055
Other receivables	773	(23,495)
Other payables	(7,330)	(2,046)
Payables to third parties	1,243,629	1,776,538
Trade payables	72,579	29,531
Receivables from (payables to) related parties	112,790	(64,400)
Salaries and social charges	39,312	13,341
Taxes and contributions	31,764	(3,109)
Provision for contingencies	(1,792)	486

	(1,954,212)	420,616

Income tax and social contribution paid	(203,631)	(166,389)
Interest income received	394,643	208,563
Interest paid	—	(9,175)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,763,200)	453,615

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions	(1,813)	(22,225)
Purchases of property and equipment	(61,560)	(7,873)
Purchases and development of intangible assets	(192,048)	(99,673)
Acquisition of financial investments	—	(209,569)
Redemption of financial investments	211,116	132,107

NET CASH USED IN INVESTING ACTIVITIES	(44,305)	(207,233)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of borrowings	—	(199,480)
Payment of derivative financial instruments	—	(5,831)
Distribution of dividends	—	(54,273)
Proceeds from offering of shares	4,717,875	—
Transactional costs	(189,852)	—
Acquisition of treasury shares	(39,532)	—
Transaction with non-controlling interest	(5,389)	—
Capital increase by non-controlling shareholders	20,686	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,503,788	(259,584)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,696,283	(13,202)

Cash and cash equivalents at the beginning of the year	66,767	79,969
Cash and cash equivalents at the end of the year	2,763,050	66,767

4Q18 and Full Year Earnings Release

QUARTERLY RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

Three Months Ended December 31, 2018
(Amounts expressed in R$ millions, except amounts per share)
Total revenue and income	1,267.5
Less: Foreign exchange gain on follow-on proceeds	0.1

Non-GAAP total revenue and income (1)	1,267.6

Total expenses	(846.1)
Less: Share-based long-term incentive plan (LTIP)	31.0

Non-GAAP total expenses (2)	(815.1)

Profit before taxes	421.4
Plus: Total non-GAAP adjustments	31.1

Non-GAAP profit before taxes (3)	452.5

Income tax and social contribution	(118.6)
Less: Income tax and social contribution on non-GAAP adjustments	(10.5)

Non-GAAP deferred income tax (4)	(129.1)

Net income	302.8
Plus: Total non-GAAP adjustments	20.6

Non-GAAP net income (5)	323.4

Basic earnings per common share—R$	0.9521
Diluted earnings per common share—R$	0.9507

Non-GAAP basic earnings per common share—R$ (6)	1.0168
Non-GAAP diluted earnings per common share—R$ (6)	1.0153

(1)

Non-GAAP total revenue and income excludes a foreign exchange loss on our follow-on offering proceeds in the amount of R$0.1 million in the three months ended December 31, 2018, which relates to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is unusual loss. The foreign exchange gain on our follow-on offering proceeds is included within Other financial income. Other financial income in the amount of R$41.0 million is therefore adjusted by excluding the foreign exchange loss on our follow-on offering proceeds, resulting in non-GAAP Other financial income in the amount of R$41.1 million.

(2)	Non-GAAP total expenses excludes:
(a)

Stock-based compensation expenses in the total amount of R$31.0 million, consisting of expenses for equity awards under our LTIP. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated between Cost of sales and services, Administrative expenses and Selling expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$666.5 million is adjusted by R$0.5 million resulting in non-GAAP Cost of sales and services of R$666.0 million; Administrative Expenses in the amount of R$89.0 million is adjusted by R$30.2 million resulting in non-GAAP Administrative expenses of R$58.8 million; and Selling expenses in the amount of R$83.1 million is adjusted by R$0.3 million resulting in non-GAAP Selling expense of R$82.8 million.

(3)	Non-GAAP profit before taxes is equal to the sum of the adjustments described in footnotes (1) and (2) above.
(4)	Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the non-GAAP adjustments described in footnotes (1) and (2) above.
(5)	Non-GAAP net income is equal to the sum of the adjustments described in footnotes (1), (2) and (4) above.
(6)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Owners of the Company.

4Q18 and Full Year Earnings Release

FULL YEAR RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

Year End 2018
(Amounts expressed in R$ millions, except amounts per share)
Total revenue and income	4,334.7
Less: Foreign exchange gain on follow-on proceeds	(131.3)

Non-GAAP total revenue and income (1)	4,203.4

Total expenses	(3,117.1)
Less: Share-based long-term incentive plan (LTIP)	419.3
Less: Tax related to remittance of follow-on proceeds (IOF tax)	18.0

Non-GAAP total expenses (2)	(2,679.8)

Profit before taxes	1,217.6
Plus: Total non-GAAP adjustments	306.0

Non-GAAP profit before taxes (3)	1,523.6

Income tax and social contribution	(307.2)
Less: Income tax and social contribution on non-GAAP adjustments	(148.7)

Non-GAAP deferred income tax (4)	(455.9)

Net income	910.4
Plus: Total non-GAAP adjustments	157.3

Non-GAAP net income (5)	1,067.7

Basic earnings per common share—R$	2.8625
Diluted earnings per common share—R$	2.8582

Non-GAAP basic earnings per common share—R$ (6)	3.3578
Non-GAAP diluted earnings per common share—R$ (6)	3.3527

(1)

Non-GAAP total revenue and income excludes a foreign exchange gain on our IPO and follow-on offering proceeds in the amount of R$131.3 million in the year ended December 31, 2018, which relates to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our IPO and our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is unusual income. The foreign exchange gain on our IPO and follow-on offering proceeds is included within Other financial income. Other financial income in the amount of R$278.4 million is therefore adjusted by excluding the foreign exchange gain on our IPO and follow-on offering proceeds, resulting in non-GAAP Other financial income in the amount of R$147.2 million.

(2)	Non-GAAP total expenses excludes:
(a)

Stock-based compensation expenses in the total amount of R$419.3 million, consisting of expenses for equity awards under our LTIP. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated between Cost of sales and services, Administrative expenses and Selling expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$2,144.7 million is adjusted by R$59.8 million resulting in non-GAAP Cost of sales and services of R$2,084.9 million; Administrative Expenses in the amount of R$581.7 million is adjusted by R$359.2 million resulting in non-GAAP Administrative expenses of R$222.5 million; and Selling expenses in the amount of R$351.4 million is adjusted by R$0.3 million resulting in non-GAAP Selling expense of R$351.1 million.

(b)

Tax related to remittance of IPO and follow-on offering proceeds (IOF tax) in the amount of R$18.0 million in the year ended December 31, 2018, which represents the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our IPO and our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO and follow-on offering proceeds from our non-GAAP measures primarily because it is an unusual expense. The IOF tax is fully allocated to Financial expenses. Financial expenses in the amount of R$31.2 million is therefore adjusted by excluding the IOF tax, resulting in non-GAAP Financial expenses in the amount of R$13.2 million.

(3)	Non-GAAP profit before taxes is equal to the sum of the adjustments described in footnotes (1) and (2) above.
(4)

Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the non-GAAP adjustments described in footnotes (1) and (2) above, other than the foreign exchange gain on IPO and follow-on offering proceeds of R$131.3 million, which is not taxable, and the tax benefits related to other non-GAAP adjustments.

(5)	Non-GAAP net income is equal to the sum of the adjustments described in footnotes (1), (2) and (4) above.
(6)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Owners of the Company.

4Q18 and Full Year Earnings Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2019

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director